April 7, 2006	Thad A. Schaefer
tschaefer@pattonboggs.com
(214) 758-6621
VIA FACSIMILE (202) 772-9206 AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Mr. Duc Dang, Examiner

Re:	JK Acquisition Corp. (the “Company”) Form S-1 Registration Statement (No. 333-125211) - Acceleration Request
Dear Mr. Dang:
     On behalf of the Company and the Underwriters, we respectfully withdraw our request that the captioned Registration Statement and Form 8-A/12B (No. 001-32574) be declared effective pursuant to our letters dated March 31, 2006.
     Please contact the undersigned or Fred Stovall at (214) 758-1515 with any questions concerning this filing.

Very truly yours,
/s/ Thad A. Schaefer

Thad A. Schaefer, Esq.

FERRIS, BAKER WATTS, INCORPORATED

/s/ Christopher A. Freeman
Christopher A. Freeman
Vice-President, Investment Banking

cc:	James Wilson Keith Spickelmier Fred S. Stovall Elizabeth R. Hughes